Ganaz Inc.
Financial Statements
For the period April 25 through June 30, 2017

These Financial Statements are provided to inform potential investors in Ganaz Inc. of the current financial state of the organization and were prepared by the Management of Ganaz Inc. Note that Ganaz Inc. was incorporated on April 25, 2017, and as such as a limited financial history.


Ganaz Inc.
Balance Sheet
As of June 30, 2017


ASSETS

Current Assets

Cash on hand	$20,629.00
Total Current Assets	20,629.00

Fixed Assets

Capitalized Software Development	22,728.30
Total Fixed Assets	22,728.30
TOTAL ASSETS	**$43,357.30**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities	$0.00
Long-term Liabilities	0.00
Total Liabilities	0.00

Equity

Owner's Investment	45,987.65
Retained Earnings	0.00
Net Income	(2,630.35)
Total Equity	43,357.30
TOTAL LIABILITIES AND EQUITY	**$43,357.30**

Ganaz Inc.
Statement of Revenues, Expenses, and Retained Earnings
April 25 - June 30, 2017

REVENUES	**$0**
EXPENSES	
Advertising & Marketing	1,457.36
Legal & Professional Services	25.00
Office Supplies & Software	301.51
Other Business Expenses	155.00
Travel	661.62
Utilities	29.86
TOTAL EXPENSES	**2,630.35**
NET INCOME	**($2,630.35)**

Ganaz Inc.
Statement of Cash Flows
April 25 - June 30, 2017

OPERATING ACTIVITIES
Net Income	($2,630.35)
Net cash provided by operating activities	(2,630.35)

INVESTING ACTIVITIES
Software Development: Original cost	(22,728.30)
Net cash provided by investing activities	(22,728.30)

FINANCING ACTIVITIES
Owner's Investment	45,987.65
Net cash provided by financing activities	45,987.65
Net cash increase for period	20,629.00
Cash at end of period	**$20,629.00**

Ganaz Inc.
Statement of Changes in Stockholders' Equity
April 25 – June 30, 2017

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
Balance as of April 25, 2017	$0	$0	$0	$0
Changes in equity				
Issue of share capital	45,987.65	0	0	45,987.65
Income for the period	0	($2,630.35)	0	($2,630.35)
Balance as of April 25, 2017	**$45,987.65**	**($2,630.35)**	**$0**	**$43,357.30**

Ganaz Inc.
Notes to Financial Statements
June 30, 2017

Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S.GAAP").

Nature of Operations
Ganaz Inc. (The Company) is engaged in the development of mobile software to aid farm owners and farm workers with respect to employment matters. As of yet, The Company does not yet charge any customers for its services and therefore does not yet earn any revenues.

Cash and Cash Equivalents
At the current time all Cash and Cash Equivalents are held in a checking account at Silicon Valley Bank and are fully liquid.

Capitalized Software Development
Capitalized Software Development is wholly comprised of fees paid to a contractor in Serbia who leads The Company's software development. Depreciation of this capitalized Software Development will commence once Revenues are earned.

Owners Investment
Both co-founders have invested equally, in cash, in The Company, the total of which is represented here.